EXHIBIT 99.1

Rubico Inc. Announces Acquisition of Newbuilding Mega Yacht

ATHENS, Greece, Dec. 31, 2025 (GLOBE NEWSWIRE) -- Rubico Inc. (Nasdaq: RUBI) (the “Company” or “Rubico”), a global provider of shipping transportation services specializing in the ownership of vessels, announced today that it has entered into a purchase agreement (the “SPA”) for the acquisition from Top Ships Inc. of a vessel-owning company (the “Owner”) which is party to a shipbuilding contract for a newbuilding mega yacht, the M/Y Sanlorenzo 1150Exp, with expected delivery from the shipyard in the second quarter of 2027 for a purchase price of $38.0 million. Consummation of the purchase and sale of the Owner’s shares under the SPA is expected to take place no later than March 31, 2026.

The Company had previously announced that it had entered into a letter of intent providing an exclusivity period during which the Company conducted a due diligence process and evaluated the potential transaction. As previously announced, an advance payment of $4.0 million made pursuant to the letter of intent was credited against the purchase price of the newbuilding mega yacht. A special independent committee composed of independent members of the Company's board of directors negotiated and approved the acquisition, after obtaining a fairness opinion from an independent financial advisor.

About the Company

Rubico Inc. is a global provider of shipping transportation services specializing in the ownership of vessels.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “RUBI”.
Please visit the Company’s website at: https://rubicoinc.com/

For further information please contact:
Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
Tel: +30 210 812 8107
Email: npapastratis@rubicoinc.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the yacht acquisition.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.